 

Company Name	Trust & Will
Logo	
Headline	Modernizing the $170B trust & estate planning industry
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**Pitch
text**

Deal highlights

- Modernizing the $170B trust & estate planning industry with an easy, fast, and secure way to create will and trust documents online
- End-to-end solution for creating, storing and updating your Estate Plan online
- Targeting 250M eligible adults in the U.S., especially parents and homeowners
- Now available in 49 states and the District of Columbia
- 11,000+ current users with consistent month-over-month growth in total users
- Approximately $2M raised to date from private investors
- Experienced team that has built successful startups and worked with Fortune 100 companies on numerous product development & software applications

Traditional estate planning is an expensive, time-consuming and exclusive process.

Most people know they need to create an estate plan but haven't done it because the process is expensive, confusing and time consuming.

- Attorneys charge an average of $400 to set up a simple individual will
- Trusts cost upwards of $2,000 for initial setup
- A time consuming process that requires multiple appointments with an attorney
- Simple updates are charged a high hourly fee
- Current online solutions are not focused on long-term estate planning



Trust & Will is your simple and affordable estate planning solution.


trust &will
SUMMARY
DOCUMENTS
Guardians
How many of your children are under 18 or require a legal guardian?
1
Info & Common Questions
Guardians
Ok, who would you like look after your children?
Primary Guardian
Rachel Karen Geller

It's TurboTax for estate plans

It's convenient

With Trust & Will, you can complete your Estate Plan in about 15 minutes, on any device, from the comfort of your home. Our simple, step-by-step process walks you through everything you need to do. Once everything is completed, you receive your printed documents in the mail. All you need to do is sign.

It's designed by experts

We provide exceptional customer service and transparency in an industry that's often opaque. Our entire process was designed and vetted by estate planning attorneys with decades of experience. Our products are custom tailored to our users based on their unique life situation, and we cover a wide range of most common scenarios for any adult at any life stage.

It's safe & secure

Documents are securely stored with bank-level encryption. Users can safely access and update their documents from any device.

How it works

Answer a few simple questions on Trust & Will.





Instantly review & sign your documents.

We'll even ship your documents to you.



Estate planning is a $170B opportunity.

We're acquiring a new generation of users as they embark on their path to wealth, whether through their own careers, or inheritance.

What we've learned about the growing market:

- Having children is the #1 reason for setting up a will or nominating guardians
- Buying a home or receiving an inheritance is the main reason to set up a trust
- Laws are changing state by state to allow for completely digital Estate Plans
- 1 in 6 millennials have $100,000+ in savings
- In the coming decades, millennial wealth – driven by inheritance, entrepreneurial activities, and income growth – is projected to stand at $30+ trillion

250m+ eligible U.S. adults, only 40% have an Estate Plan.



150m   DO NOT HAVE AN ESTATE PLAN

45m   PARENTS WITH KIDS UNDER 18 THAT DO NOT HAVE AN ESTATE PLAN

+ 3.5m new millennial parents every year

Consistent and impressive month-over-month growth for total users & customer aquisition.

We've developed successful, repeatable methods for acquiring new users. Heading into 2019 we have exciting partnerships and new engagement strategies we're eager to release. Here are a few of our current partners that have helped propel our growth:



What our customers are saying

A highly trusted name in online estate planning.



We're proud of our near-perfect rating on Trustpilot. Here's a few highlights, but feel free to browse the full list of reviews here.



Lacey



Fantastic experience. We felt informed and confident about the decisions we made and the customer experience was seamless. We've already shared this with a number of other friends who are in a similar life stage. Will recommend over and over again.



Sharon



Easy, fast and inexpensive. What else could I ask for?



Ben



T&W offers a seamless user experience and excellent customer service. I was able to finish the process from start to finish in less than 20 minutes. I recommend that all my friends and family take advantage of the piece of mind you get from Trust & Will.



Roy



I had a great experience with Trust & Will. I would recommend them to anyone who is in need. They are very helpful and they get back to you fast if you have questions.

Our stellar customer support sets us apart. At any point, our members can chat directly with a real live human that is extremely knowledgeable about estate planning and how our product works. We do not provide legal advice but we do help members with understanding their options and making the process as easy as possible.

Business model

Trust & Will exists to provide an estate plan for every American adult, at any life stage.

We've created three unique products to accommodate people at any life stage. Each plan is based on customizable common conditions created and verified by a team of attorneys with decades of estate planning experience. Each product includes a combination of a flat fee, subscription, and partner revenues.



Trusts

Avoid probate by creating a complete, trust-based estate plan for the protection and transfer of your most important assets.

$399

for an individual
+ annual subscription for updates

$499

for a married couple
+ annual subscription for updates





Wills

A plan for who will look after your children, what should happen to your assets and how you'd like to be cared for, when you need it.

$69

for an individual
+ annual subscription for updates

$129

for a married couple
+ annual subscription for updates

Guardians

Decide who will look after your kids in case something





happens to you.

$39
for an individual
+ annual subscription for updates

$49
for a married couple
+ annual subscription for updates

Additional revenue channels

Estate planning touches insurance, wealth management, real estate, and banking. We have numerous opportunities and channels to integrate and cross-promote complimentary products. Our customers have the ability to opt-in to learn about many different partner opportunities in an authentic and unobtrusive way. Early tests with life insurance providers have been overwhelmingly positive.

A positive financial outlook.



2019	$300k
2020	$2.2m
2021	$6m

Trust & Will generates revenue from multiple channels with continued positive projections over the next several years:
- **Direct**
  - Customers who come to trustandwill.com and pay us directly
- **Channel partners**
  - We offer our products at a bulk rate to select partners, who then offer or resell our products to their customers
- **Commission**
  - Our customers can opt-in to offers for complementary products & services such as life insurance and credit cards

Awards & recognition

   

About the founders



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We are truly grateful that you have taken the time to check out our campaign. We started Trust & Will to help the everyday American take the next steps in protecting their legacy.

All three of us have had family members deal with the dark side of estate planning - probate - and the challenges that come along with it. On a personal level, as we navigate our own life journey of marriage, having kids, and buying our first homes as well, we wanted a platform that we would be proud to use ourselves.

Most people don't know this, but we entered San Diego's biggest pitch competition with an idea (not a company yet), pitched a room full of 500+ people at Qualcomm headquarters, and ended up winning 3rd place, along with a cash prize. We used that money to start the company and begin building our beta release for Trust & Will.

Fast forward a year later, and we have achieved so much. We are humbled by the amazing team, customers, and partners we have surrounding us. We can't wait to bring more new partners (investors) into the Trust & Will family and continue down the path of building the category-leading estate planning company.

Cheers to many more good years ahead of us.

Cody, Daniel, & Brian

Investors

We've already been vetted & backed by some world-class investors.

  

techstars   Wolfpack Ventures   WalketCapital   TECH COAST ANGELS

JOIN US

Wish you could have invested in the early rounds of SoFi or Robinhood?
Join Trust & Will and our venture investors to redefine estate planning forever.
Thank you for your support!

– Team Trust & Will

Team

	Cody Barbo	Founder & CEO	Founder & CEO / Techstars 2018 / SDSU Alumni Board Member
	Daniel Goldstein	Founder & COO	Founder & COO / Techstars 2018 / Baylor Alum
	Patrick Hicks	Legal Counsel	

	Eric Urhausen	Lead Developer
	Devin Ledesma	Software Developer
	Elma Gonzalez	Software Developer
	Dan Kehr	Legal Advisor
	Allyson Downey	ParentTech Advisor
	John Zdanowski	Financial Advisor
	Melanie Spiegelman	Product Advisor
	Matt Faulk	Brand Advisor
	Taylor Lake	Software Developer
	Philip Taft-Dick	Software Developer
	Brian Lamb	Founder & Head of Product	Founder & Head of Product / Techstars 2018 / SDSU Alum
	Joseph "Goose" Aranez	Senior Software Engineer
	Stephen Bero	Senior Software Engineer

Perks

$250	A free Will (US based investors only)
$500	a free Will + Trust (US based investors only)
$1,000	2 free Wills + 1 Trust (US based investors only)
$5,000	2 free Wills + 1 Trust + thank you call from our CEO (US based investors only)
$25,000	all the above perks + tour of Trust & Will (US based investors only)

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.